UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Performance Shipping Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y67305105

(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 1, 2023 (the “September 2023 6-K”).

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its September 2023 6-K.

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,309,236 Common Shares stated by the Issuer as being outstanding as at August 31, 2023 in its September 2023 6-K.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”), amends and supplements the Schedule 13D filed on August 25, 2023 (as amended and supplemented prior to the filing hereof, the “Initial 13D” and as further amended and supplemented hereby, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 is amended and supplemented by adding the following:

“On September 4, 2023, the Reporting Persons delivered a letter to the board of directors of the Issuer, which among other things, (i) observes that Issuer director Andreas Nikolaos Michalopoulos, who is the husband of the Issuer’s Chairperson Aliki Paliou, also indirectly acquired Series C Preferred Shares in the 2022 exchange offer alongside Ms. Paliou and (ii) demands that the board of directors of the Issuer:

•	investigate the reasons (i) why Mr. Michalopoulos’s initial Schedule 13D appears to have been filed almost 6 months late, (ii) why Ms. Paliou’s initial Schedule 13D and recent Schedule 13D amendment were both filed more than 2 months late, (iii) why no Schedule 13D disclosures were made by either of them in connection with the 2022 Exchange Offer, and (iv) how Ms. Paliou and Mr. Michalopoulos believe they can take the position that they are not a “group” for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-3 promulgated thereunder; and

•	provide the market with an explanation behind the increase from 10,910,319 Common Shares to 11,309,236 Common Shares outstanding during the last two weeks of August and confirm that this increase was not a result of further insider transactions.

A copy of such letter is furnished herewith as Exhibit 99.4.”

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 of the Initial 13D is hereby amended and restated as follows:

“(a),(b) The Reporting Persons each may be deemed to beneficially own all of the 1,033,859 Common Shares (the “Subject Shares”) reported herein, which represent approximately 9.1% of Issuer’s outstanding Common Shares, based on the 11,309,236 Common Shares stated by Issuer as being outstanding as of September 1, 2023 in the Issuer’s September 2023 6-K.”

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 is amended and supplemented by adding the following:

Exhibit 99.4	Letter to Performance Shipping Inc., dated September 4, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: September 5, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: September 5, 2023	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou